Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SearchMedia International Limited
We consent to the use of our report, dated July 14, 2009, with respect to the consolidated balance sheets of SearchMedia International Limited (“SearchMedia”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ deficit/equity and comprehensive income, and cash flows for the period from February 9, 2007 (date of inception) through December 31, 2007 and the year ended December 31, 2008, included herein, and to the reference to our firm under the heading “Experts” in the registration statement of ID Arizona Corp. (Registration Statement Number 333-158336). Our report on SearchMedia contains an explanatory paragraph that states that the Company’s inability to generate sufficient cash flows to meet its payment obligations raises substantial doubt about its ability to continue as a going concern.
/s/ KPMG
Hong Kong, China
September 30, 2009